

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

Via E-mail
Mr. Robert Brooke
Chief Executive Officer
Stevia First Corp.
5225 Carlson Rd.
Yuba City, California 95993

> **Re: Stevia First Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2013**
> **File No. 333-187824**

Dear Mr. Brooke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 15

1. We partially reissue comment 1 of our previous letter. We note that at the maximum proceeds level you anticipate raising $1,800,000 and that the expected expenditures under Plan of Operations total $1,550,000. In light of this, please provide more detailed tabular disclosure in this section to clarify which of the specific expenditures described under Plan of Operations will be funded from the proceeds of this offering. Also revise your Use of Proceeds table to separate the amounts to be used for research and development from the amounts to be used for working capital. Please also revise to describe how much of the proceeds will be used to fund officer and director compensation.

2. Please revise to clarify your anticipated uses for the working capital funds.

Plan of Operations, page 24

3. We partially reissue comment 3 of our previous letter. We note your response to our comment, but are unable to locate substantive revisions to your expected expenditures and operational milestones. For example, we note that you provide a brief update to how long you may be able to operate your business at the 100% and 50% proceeds levels and that you have "initiated" consumer product testing. To the extent you believe no changes are necessary to your expected expenditures and milestones despite the time that has elapsed since your previous offering, please supplementally advise us of the reasons supporting that belief.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director